30 July 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 105,800 RELX PLC ordinary shares at a price of 1100.055p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 85,443,335 ordinary shares in treasury, and has 1,121,027,674 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 15,745,000 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 94,200 RELX NV ordinary shares at a price of €14.9895 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 49,837,494 ordinary shares in treasury, and has 997,528,807 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 8,538,950 shares.